GrowLife, Inc. 5400 Carillon Point Kirkland, WA 98033

October 15, 2019

VIA EMAIL AND EDGAR SUBMISSION
Mr. Chinos, Staff Attorney
Securities Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
1100 F Street N.E.
Washington, D.C. 20549

Re:	GrowLife, Inc. Withdrawal of Registration Statement on Form S-1 Filed on September 4, 2019 File No. 333-233618

Dear Mr. Chinos:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrowLife, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No 333-233618) and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on September 4, 2019.

The Company has determined not to utilize this Registration Statement for a public offering at this time. The Company confirms that the Registration Statement has not been declared effective and that none of the securities have been issued or sold pursuant to the Registration Statement.  Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-233618, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (866)-781-5559.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Sincerely,

/s/ Mark E. Scott
Chief Financial Officer

cc:	Jay Ingram, Legal Branch Chief, Securities and Exchange Commission
Jessica M. Lockett, Esq.